Nomura Holdings, Inc.

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

VIA EDGAR

June 25, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Nomura Holdings, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2018, which was filed with the U.S. Securities and Exchange Commission on June 25, 2018. Such disclosure is set forth in the section entitled “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934”, which begins on page 37 of such report.

Respectfully submitted,

Nomura Holdings, Inc.

/s/ Koji Nagai
Name: Koji Nagai
Title: Representative Executive Officer, President and Group Chief Executive Officer